Form 40-F
period 2006-12-31
Canetic Resources Trust
filed 2007-04-02
CIK 1349237

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 1-32728

CANETIC RESOURCES TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

1900, 255 - 5 Avenue SW, Calgary, Alberta, Canada  T2P 3G6
(403) 539-6300
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, WA  98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

225,795,723 million trust units

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐                 No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                 No  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)                                  Annual Information Form for the fiscal year ended December 31, 2006;

(b)                                 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006; and

(c)                                  Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 15 to the Consolidated Financial Statements relates to the differences between Canadian and United States Generally Accepted Accounting Principles).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)                                  Certifications.  See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures.  As of the end of Canetic’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of Canetic’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Canetic Resources Inc., the administrator of Canetic Resources Trust, with the participation of the President and Chief Executive Officer (“CEO”) and the Vice President and Chief Financial Officer (“CFO”) of Canetic Resources Inc., who also perform such functions for Canetic Resources Trust.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Canetic’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Canetic in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canetic’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Canetic’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Canetic’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)                                  Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2006, there were no changes in Canetic’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canetic’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

Canetic’s board of directors has determined that W. Peter Comber, a member of Canetic’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Comber is “independent” as that term in defined in the rules of the New York Stock Exchange.

Mr. Comber holds a Bachelor of Arts degree from the University of Toronto, a Masters of Business Administration from York University and is a Chartered Accountant.  Mr. Comber has been engaged in various aspects of the financial services industry since 1965, first as a chartered accountant, then in corporate finance in Toronto and Calgary and then in investment management, as an investment counselor. Since August 1999 Mr. Comber has been managing director of Barrantagh Investment Management Inc., investment counselors based in Toronto, Ontario.  From May 1993 to August 1999, Mr. Comber was the President of Newtonhouse Investment Management Ltd., investment counselors located in Toronto Ontario.  Between June 1989 and December 31, 1991, Mr. Comber was Senior Vice-President of Thornmark Capital Corporation, an investment holding company, and principal officer of Thornmark Capital Funding Corporation, merchant bank.  Prior to June 1989, Mr. Comber was Senior Vice-President and Managing Director of Prudential-Bache Securities Canada Limited, an investment dealer in Toronto, Ontario.  Mr. Comber is a director of Nuvista Energy Ltd., and Sure Energy Inc. and serves as chairman of the audit committee for each of the aforementioned companies.  Over the course of his career, he has acquired competence in the audit and accounting issues facing public companies and considerable knowledge of financial reporting procedures and controls

Code of Business Conduct

Canetic has adopted a Code of Ethical Conduct that constitutes a “code of ethics” as defined in Form 40-F and that applies to all directors, officers and employees of Canetic.

The Code of Ethical Conduct is available for viewing on Canetic’s website at www.canetictrust.com, and is available in print to any unitholder who requests a copy of it.  Requests for copies of the Code of Ethical Conduct should be made by contacting: Brian D. Evans, Vice President, General Counsel and Secretary, Canetic Resources Inc., 1900, 255 — 5th Avenue SW, Calgary, Alberta Canada  T2P 3G6, Phone (403) 539-5908.

Since the adoption of the Code of Ethical Conduct, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethical Conduct.

Principal Accountant Fees and Services

The following table sets forth information about the fees billed to Canetic for professional services provided by Deloitte & Touche LLP during fiscal 2006 and 2005:

(CDN$)	2006	2005
Audit Fees	$497,140	$200,000
Audit-Related Fees	$418,442	$314,000
Tax Fees	$18,675	$205,550
All Other Fees	$247,611	$112,150
Total	$1,181,868	$831,700

Audit Fees. Audit fees consist of fees for the audit of Canetic’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Canetic’s financial statements and are not reported as Audit Fees. During fiscal 2006 and 2005, the services provided in this category included Quarterly Reviews, Prospectus Filings, 40-F Registration Filings, Review of Internal Controls over Financial Reporting and Research of Accounting and Audit related issues.

Tax Fees. Tax fees in 2006 and 2005 consist of fees for tax advice and compliance pertaining to filing of Canetic’s annual tax returns.

Pre-Approval Policies and Procedures

(a)                                  Canetic has adopted procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche LLP.  All audit and non-audit services must be approved in advance by the audit committee of the Board of Directors in the following manner.  The audit committee in consultation with Deloitte & Touche LLP has established a budget for the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, recurring or otherwise likely to be provided by Deloitte & Touche LLP.  The budget generally covers the period between the adoption of the budget and the next meeting of the audit committee, but at the option of the audit committee it may cover a longer or shorter period.  The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services

(b)                                 Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by Canetic’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Bank debt	1,289,678	—	1,289,678	—	—
Interest on bank debt (1)	264,642	66,160	198,481	—	—
Convertible debentures	260,656	1,697	13,668	245,291	—
Interest on convertible debentures	82,558	17,467	34,033	31,058	—
Office operating leases	24,659	6,415	12,590	5,654	—
Purchase Obligations (gas transportation)	6,116	636	1,616	2,500	1,364
Total	1,928,309	92,376	1,550,066	284,503	1,364

(1)                                Interest is calculated on the outstanding balance at the end of the year at the average interest rate of 5.13% incurred by Canetic on bank debt.

Identification of the Audit Committee

Canetic has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  W. Peter Comber, Robert G. Brawn, Daryl Gilbert and Jack C. Lee.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Independence of Directors

Canetic’s board of directors has determined that each of Canetic’s directors, except J. Paul Charron, who is the President and Chief Executive Officer of Canetic Resources Inc., is “independent” within the meaning of the rules of the New York Stock Exchange.  The basis for the board’s determination is that none of the directors (other than Mr. Charron) have any business, family or other relationship, or are employees or directors of any entity that has any business, family or other relationship, with Canetic or its affiliates.  With respect to members of the audit committee, the board also determined that each member of the audit committee is independent pursuant to Rule 10A-3 of the Exchange Act.

Presiding Director at Meetings of Non-Management Directors

Canetic schedules regular executive sessions in which Canetic’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Jack C. Lee serves as the presiding director (the “Presiding Director”) at such sessions.  Each of Canetic’s non-management directors is “independent” within the meaning of the rules of the New York Stock Exchange.

Communication with Non-Management Directors

Shareholders may send communications to Canetic’s non-management directors by writing to Jack C. Lee, c/o 405, 505 Third Street S.W., Calgary, Alberta Canada T2P 3E6.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with the rules of the New York Stock Exchange, Canetic has adopted corporate governance guidelines, entitled “Governance Guidelines”, that are available for viewing on Canetic’s website at www.canetictrust.com and are available in print to any unitholder who requests a copy of them.  Requests for copies of the Governance Guidelines should be made by contacting: Brian D. Evans, Vice President, General Counsel and Secretary, Canetic Resources Inc., 1900, 255 — 5th Avenue SW, Calgary, Alberta Canada  T2P 3G6, Phone (403) 539-5908.

Board Committee Mandates

The Mandates of Canetic’s audit committee, human resources and compensation committee, and nominating and corporate governance committee are each available for viewing on Canetic’s website at www.canetictrust.com, and are available in print to any unitholder who requests them.  Requests for copies of these documents should be made by contacting: Brian D. Evans, Vice President, General Counsel and Secretary, Canetic Resources Inc., 1900, 255 — 5th Avenue SW, Calgary, Alberta Canada  T2P 3G6, Phone (403) 539-5908.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking

Canetic undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.                                    Consent to Service of Process

Canetic has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Canetic shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Canetic certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2007.

CANETIC RESOURCES TRUST
By Canetic Resources Inc.

By:	/s/ J. Paul Charron
Name:	J. Paul Charron
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2006

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2006

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of Deloitte & Touche LLP

99.9	Consent of GLJ Petroleum Consultants Ltd.

99.10	Consent of Sproule Associates Limited